Eaton Vance Management
                            The Eaton Vance Building
                                255 State Street
                                Boston, MA 02109
                            Telephone: (617) 482-8260
                            Telecopy: (617) 338-8054



                                            April 29, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

     Re:  Eaton Vance Mutual Funds Trust
          Post-Effective Amendment No. 105 (1933 Act File No. 2-90946) Counsel's Representation Pursuant to Rule 485(b)(4)

Ladies and Gentlemen:

     As internal counsel of Eaton Vance Mutual Funds Trust (the "Registrant"), I have reviewed the above-mentioned post-effective amendment to the Registrant's Registration Statement on Form N-1A being transmitted electronically concurrently herewith, which amendment will become effective on the date set forth on the facing sheet of the amendment, pursuant to Rule 485(b) under the Securities Act of 1933. It is my view that the amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

                                            Very truly yours,


                                            /s/ Maureen A. Gemma
                                            --------------------------------
                                            Maureen A. Gemma, Esq.
                                            Vice President